Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2014

NOTICE IS HEREBY GIVEN that an Annual General Meeting of PetroChina Company Limited (the “Company”) for the year 2014 will be held at 9 a.m. on 27 May 2015 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider, approve and authorise the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the Report of the Board of the Company for the year 2014;

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2014;

3.	To consider and approve the Audited Financial Statements of the Company for the year 2014;

4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2014 in the amount and in the manner recommended by the Board of Directors;

5.	To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2015;

6.	To consider and approve the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2015 and to authorise the Board of Directors to determine their remuneration;

7.	To consider and approve the election of Mr Zhao Zhengzhang as Director of the Company.

NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTIONS

8.	To consider and, if thought fit, to pass the following as special resolutions:

“THAT:

(a)	The Board of Directors be and is hereby granted an unconditional general mandate to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company in accordance with the status quo of the market, including to decide on the class and number of shares to be issued; the pricing mechanism and/or the issue price (or the range of issue price); the opening and closing date and time of such issue; the class and number of shares to be issued and allotted to current shareholders of the Company; and/or to make any proposals, enter into any agreements or grant any share options or conversion rights which may involve the exercise of the power mentioned above.

(b)	The number of the domestic shares and overseas listed foreign shares, separately or collectively, issued and handled (whether or not by way of the exercise of share options, conversion rights or by any other means) in accordance with (a) above shall not exceed 20% of each of the existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of this resolution, respectively.

(c)	The Board of Directors may make any proposals, enter into any agreements or grant any share options or conversion rights which need to or may need to exercise the power mentioned above after the expiry of the relevant period of this mandate.

(d)	For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution at the Annual General Meeting until the earliest of: (i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; (ii) the expiration of the 12-month period following the passing of this resolution at the Annual General Meeting; or (iii) the date on which the mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(e)	The Board of Directors be and is hereby authorised to increase the registered share capital and duly make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the new registered share capital and new capital structure of the Company by reference to the manner of the allotment and issuance, class and number of shares of the Company allotted and issued, as well as the capital structure of the Company after such allotment and issuance.

NOTICE OF ANNUAL GENERAL MEETING

(f)	The Board of Directors be and is hereby authorised to execute and do or procure to be executed and done, all such things as it may consider necessary in connection with the issue of such shares so long as the same does not contravene laws, rules or listing rules of the stock exchanges on which the shares of the Company are listed, and the Articles of Association of the Company.

(g)	The Board of Directors will only exercise its respective power under such mandate in accordance with the Company Law of the PRC, the Securities Law of the PRC, regulations or the listing rules of the stock exchanges on which the Shares of the Company are listed (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.”

9.	To consider and, if thought fit, to pass the following as special resolutions:

“THAT:

(a)	The Board of Directors be and is hereby granted an unconditional general mandate to determine and handle the issue of debt financing instruments of the Company in outstanding balance amount of up to RMB150 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue), upon such terms and conditions to be determined by the Board of Directors.

(b)	The Board of Directors be and is hereby authorised to determine and approve the category, specific varieties, specific terms, conditions and other matters in respect of the issue of such instruments, including but not limited to the issue size, actual amount, currency, issue prices, coupon rates or methods of determining the coupon rates, venue of issuance, timing of issuance, term of issuance, whether to issue in tranches and the number of tranches, whether any terms for repurchase and redemption will be in place, rating arrangements, guarantee, schedule of repayment of the principal and the interests, specific arrangements in relation to use of proceeds as approved by the shareholders’ meeting, specific placing arrangements and underwriting arrangements.

(c)	The Board of Directors be and is hereby authorised to take actions and steps as it may consider necessary or supplementary in connection with the issue of such debt financing instruments (including but not limited to engaging professional agencies, handling issues on approval, registration, filing and other procedures in connection with the issue from the relevant authorities on behalf of the Company, signing all necessary legal documents for the issue, appointing the bond trustee in connection with the issue, determining the rules for meetings of the bonds holders and handling relevant issues on issue and trading activities).

NOTICE OF ANNUAL GENERAL MEETING

(d)	Where the Board of Directors has already taken actions and steps with respect to the issue of such debt financing instruments, such actions and steps be and are hereby approved, confirmed and ratified.

(e)	The Board of Directors be and is hereby authorised to make corresponding changes to the plan of such issuance based on opinions of the regulatory authorities or the market conditions by then in accordance with the authorization granted at the shareholders’ meeting when there is any change on the policies which affects the issue of such instruments or when there are changes on the market conditions, save for issues which are subject to further approval at shareholders’ meeting as required by the relevant laws, regulations and the Articles of Association.

(f)	The Board of Directors be and is hereby authorised to determine and deal with relevant issues in connection with the listing of such debt financing instruments after the issue of such debt financing instruments.

(g)	In the event the Company issues such instrument and would expect to fail to pay the principal or coupon interests of such instrument on schedule, or fail to pay the principal and coupon interests on the due date during the subsistence of such instrument, the Board of Directors shall be authorised to determine not to distribute dividends to the shareholders of the Company as protection measures for repayment of debts as required under the relevant laws and regulations.

(h)	In order to facilitate the issuance of debt financing instruments in accordance with this resolution in a timely manner, the Board of Directors be and is hereby authorised to further authorise the Chief Financial Officer of the Company to exercise all such power granted to the Board of Directors by reference to the specific needs of the Company and other market conditions, contingent on the passing of sub-paragraphs (a) to (g) of this resolution.

(i)	The Period of the Bond Issue Mandate starts from the passing of the mandate at the AGM until the conclusion of the 2016 annual general meeting of the Company.

(j)	For the purpose of information disclosure, the Secretary to the Board of the Company is authorised to approve, sign and distribute relevant announcements, notice of shareholders’ meeting, circulars and other documents based on the applicable listing rules of the stock exchanges on which the shares of the Company are listed.”

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

8 April 2015

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	Important: You should first review the annual report of the Company for the year 2014 before appointing a proxy. The annual report for the year 2014 is expected to be dispatched to Shareholders on or before 30 April 2015 to the addresses as shown in the register of members of the Company. The annual report for the year 2014 will include the Report of the Directors for the year 2014, the Report of the Supervisory Committee for the year 2014 and the Audited Financial Statements for the year 2014 for review by the shareholders of the Company (the “Shareholders”).

2.	The register of members of H Shares of the Company will be closed from Monday, 27 April 2015 to Wednesday, 27 May 2015 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the annual general meeting of the Company, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on 24 April 2015. Holders of the Company’s H Shares whose names appear on the register of members of the Company before the close of business day on Monday, 18 May 2015 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Rooms 1712-1716,

17/F Hopewell Centre,

183 Queen’s Road East,

Hong Kong

3.	Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2014, which is expected to be dispatched to the Shareholders on or before 30 April 2015.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign or other document of authorization must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorization, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong) within the same period.

6.	Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board of Directors on or before Wednesday, 6 May 2015 by hand, by post or by fax.

7.	This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.	The address of the Secretariat of the Board of Directors is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6223

Fax: (8610) 6209 9557

9.	As at the date of this announcement, the Board of Directors comprises Mr Zhou Jiping as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin as executive director and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr. Zhang Biyi as independent non-executive directors.